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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                         STERLING FINANCIAL CORPORATION
                                (Name of Issuer)


                          $5.00 par value Common Stock
                         (Title of Class of Securities)


                                   859317 10 9
                                 (CUSIP Number)


                                       N/A
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO. 859317 10 9                  13G                     Page 2 of 4 Pages


 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sterling Financial Corporation
     Employees 401K Retirement Plan
     Federal ID #23-3085557

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [ ]
                                     (b) [X]

 3  SEC USE ONLY


 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      5  SOLE VOTING POWER

           --0--

      6  SHARED VOTING POWER

           840,395

      7  SOLE DISPOSITIVE POWER

           840,395

      8  SHARED DISPOSITIVE POWER

           --0--

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     840,395

10  CHECK  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.7%

12  TYPE OF REPORTING PERSON
     EP
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                                  SCHEDULE 13G

                         STERLING FINANCIAL CORPORATION

Page 3 of 4 Pages


Item 1 (a)  Name of Issuer:  Sterling Financial Corporation

Item 1 (b)  Address of Issuer's Principal Executive Office:

                  101 North Pointe Boulevard
                  Lancaster, PA  17601-4133

Item 2 (a)  Name of Person Filing:  Sterling Financial Corportion 401K
                                    Retirement Plan

Item 2 (b)  Address of Principal Business Office or, if none, Residence:

                  101 North Pointe Boulevard
                  Lancaster, PA  17601-4133

Item 2 (c)  Citizenship:  Pennsylvania

Item 2 (d)  Title of Class of Securities:  $5.00 par value Common Stock

Item 2 (e)  CUSIP Number:  859317 10 9

Item 3      Not applicable - This statement is filed pursuant to Rule 13d-1(c).

Item 4      Ownership:

            (a)  Amount Beneficially Owned: 840,395

            (b)  Percent of Class: 6.7%

            (c)  Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote:  0

                 (ii) shared power to vote or to direct the vote: 840,395

                 (iii) sole power to dispose or to direct the disposition of:
                       840,395

                 (iv) shared power to dispose or to direct the disposition of: 0

Item 5      Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

                  Not Applicable
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Page 4 of 4 Pages


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not Applicable

Item 8      Identification and Classification of Members of the Group:

                  Not Applicable

Item 9      Notice of Dissolution of Group:  Not Applicable

Item 10     Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Sterling Financial Corporation
                                        401K Retirement Plan

Date: February 13, 2002                         /s/ John E. Stefan
                                        ----------------------------------------
                                        John E. Stefan, Chairman of the
                                        Board and CEO